

NIGL ACCOUNTING LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have reviewed management's statements, included in the accompanying exemption report under paragraph (k) of SEC rule 15c3-3, in which (1) Weitzel Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Weitzel Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Weitzel Financial Services, Inc. stated that Weitzel Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Weitzel Financial Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weitzel Financial Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nigl Accounting LLP

Oshkosh, Wisconsin
February 11, 2016

2450 WITZEL AVENUE | PO BOX 2485, OSHKOSH WI 54903-2485 | 920.651.9500 - FAX 920.651.9600 | NIGLACCOUNTING.COM

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